

January 26, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Joseph L. von Rosenberg III
Chairman of the Board, Chief Executive Officer and President
Omega Protein Corporation
2105 City West Blvd., Suite 500
Houston, TX 77042

   Re: Omega Protein Corporation
     Form 10-K filed March 12, 2008
     Schedule 14A filed April 11, 2008
     File No. 1-14003

Dear Mr. von Rosenberg:

  We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

         Sincerely,

         H. Roger Schwall
         Assistant Director

cc: J. Lam
  T. Levenberg
  N. Gholson